Offers To Purchase for Cash
                             Any and All Outstanding
                                  Common Stock,
     Any and All 9% Subordinated Convertible Debentures Due November 1, 1999
                                       and
        All 9.1% Subordinated Convertible Debentures Due January 1, 2002
                                       of
                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                                       at
                         $3.50 Per Share of Common Stock
                                     and at
            Par Plus Accrued and Unpaid Interest on such Debentures,
                         Each Net to the Seller in Cash,
                                       by
                               MEI HOLDINGS, L.P.

--------------------------------------------------------------------------------
              THE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
                MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 7, 1997,
                         UNLESS THE OFFERS ARE EXTENDED.
--------------------------------------------------------------------------------

     The Offers are not conditioned on any minimum number of Shares or Debentures being tendered, except that the Offer for the 9.1% Debentures (but not the 9% Debentures) is conditioned on all 9.1% Debentures (which are held by 18 registered Holders as of November 13, 1996) being validly tendered and not withdrawn prior to the Expiration Date. The Offers are also conditioned on, among other things, (i) the absence of (a) certain litigation, orders or other legal matters and (b) any material adverse change (or any development involving a prospective material adverse change) in the business, financial condition, results of operations or prospects of Mountasia Entertainment International, Inc. (the "Company") and (ii) the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See "The Offers -- Certain Conditions of the Offers." The purchase of Shares pursuant to the Offers would reduce the number of Shares that might otherwise trade publicly and could reduce the number of Shareholders, and therefore could result in the delisting of the Shares from trading on the American Stock Exchange (the "AMEX") and the Company no longer being required to file reports and other information under the Securities Exchange Act of 1934, as amended. Any of these effects could adversely affect the liquidity or prices realizable in sales of the Shares and Debentures following the Offers. See "Special Factors -- Certain Effects of the Offers." If, prior to or on the date of the expiration of the Offers (the "Expiration Date"), MEI Holdings, L.P. (the "Purchaser") determines that it is likely that the Offers would result in the delisting of the Shares from trading on the AMEX, the Purchaser will make a public announcement of such determination and, if applicable, extend the Offers so that the Expiration Date is not less than ten business days after the date of such announcement.

     Any Shareholder or Debenture Holder (collectively, "Holder") desiring to tender all or any portion of such Holder's Shares or Debentures should either
(i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificates representing the tendered Shares or Debentures , and any other required documents, to the Depositary or tender such Shares or Debentures pursuant to the procedure for book-entry transfer set forth in "The Offers -- Procedures for Tendering Shares or Debentures" or (ii) request such Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder. A Holder who has Shares or Debentures registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that entity if such Holder desires to tender such Shares or Debentures. Any Holder who desires to tender such Holder's Shares or Debentures and whose certificates representing such Shares or Debentures are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares or Debentures by following the procedures for guaranteed delivery set forth in "The Offers -- Procedures for Tendering Shares or Debentures."

                                 ---------------

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                ---------------

November 14, 1996
        The Information Agent for the Offers is MacKenzie Partners, Inc.

                                TABLE OF CONTENTS

INTRODUCTION ..............................................................   1
SPECIAL FACTORS ...........................................................   3
         Market Prices for Shares .........................................   3
         Certain Determinations by the Purchaser and Plans for the
           Company after the Offers .......................................   4
         Certain Effects of the Offers ....................................   4
         Interests of Certain Persons in the Offers .......................   5
         Redemption Agreement .............................................   6
         Certain Federal Income Tax Consequences ..........................   7
BACKGROUND OF THE OFFERS ..................................................   8
         The Company's Financial Position Prior to the Recapitalization ...   8
         The Recapitalization .............................................   9
         Certain Events Following the Recapitalization ....................   9
         The Company's Reasons for the Recapitalization ...................  11
         The Purchaser's Reasons for the Recapitalization and the Offers ..  11
DESCRIPTION OF DEBENTURES .................................................  13
         9% Debentures ....................................................  13
         9.1% Debentures ..................................................  13
THE RECAPITALIZATION AGREEMENTS ...........................................  14
         General ..........................................................  14
         Warrant ..........................................................  14
         Post-Closing Adjustment Provisions ...............................  15
         Company Call Option and Purchaser Option .........................  15
         Series F Stock ...................................................  16
         Representation on the Company Board ..............................  16
         Certain Rights Offerings .........................................  16
         Indemnification ..................................................  17
         Registration Rights Agreement ....................................  17
         Standstill Agreement .............................................  18
THE OFFERS ................................................................  19
         Terms of the Offers ..............................................  19
         Acceptance for Payment and Payment for Shares and Debentures .....  20
         Procedure for Tendering Shares or Debentures .....................  21
         Withdrawal Rights ................................................  23
         Source and Amount of Funds .......................................  24
         Certain Conditions of the Offers .................................  24
         Dividends and Interest on Debentures .............................  26
         Certain Legal Matters ............................................  27
         Fees and Expenses ................................................  27
CERTAIN INFORMATION CONCERNING THE COMPANY ................................  28
         General ..........................................................  28
         Financial Information ............................................  28
SUMMARY CONSOLIDATED FINANCIAL INFORMATION ................................  29
ADDITIONAL INFORMATION ....................................................  29
CERTAIN INFORMATION CONCERNING THE PURCHASER ..............................  30
MISCELLANEOUS .............................................................  31

ANNEX A          Certain Information With Respect to the Purchaser ........  A-1

                                  INTRODUCTION

     MEI Holdings, L.P. (the "Purchaser") hereby offers to purchase (i) any and all of the outstanding shares of Common Stock (the "Shares") of Mountasia Entertainment International, Inc. (the "Company") not now beneficially owned by the Purchaser at $3.50 per Share, without interest, net to the seller in cash (the "Per Share Price"), (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 (the "9% Debentures") of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 (the "9.1% Debentures" and together with the 9% Debentures, collectively, the "Debentures") of the Company at par plus accrued interest to the date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offers"). As of November 14, 1996, the Purchaser (a) beneficially owned 11,727,970 Shares, or 41.8% of the outstanding Shares, (b) is entitled, upon the occurrence of certain future events outside the Purchaser's control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional Shares or other securities (see "The Recapitalization Agreements -- The Warrant;" and "-- Post-Closing Adjustment Provisions"), (c) has agreed to purchase certain additional securities which, if shareholder approval for such conversions is obtained (see "Background of the Offers -- Certain Events Following the Recapitalization"), would be convertible into 2,032,565 additional Shares, and (d) has certain other rights in respect of its investments in the Company and the purchase of securities from the Company. See "Special Factors -- The Redemption Agreement; "Background of the Offers -- The Recapitalization" and "The Recapitalization Agreements."

     The 9% Debentures are convertible into Shares after February 1, 1997 at the lesser of $4.50 and 95% of the average of the last reported sales prices for Shares for the three trading days prior to the Company's receipt of notice of conversion (the "9% Conversion Price"), except for $925,000 aggregate principal amount of 9% Debentures that are presently convertible at the 9% Conversion Price (the "Presently Convertible 9% Debentures"). The 9.1% Debentures are convertible into Shares after April 4, 1997 (and the Company may require conversion after such date) at the lesser of $5.00 per Share and the average of the last reported sales prices for Shares for the 30 days prior to the date of conversion (the "9.1% Conversion Price"). See "Descriptions of Debentures." A sale of Debentures in the Offers will (i) permit Debenture Holders to obtain accrued and unpaid interest under the Debentures through the date of acceptance for payment ("Debenture Interest") and (ii) have the effect of permitting Debenture Holders to convert the Debentures into Shares and then receive the Per Share Price for such Shares. Assuming the purchase of Debentures pursuant to the Offers on January 7, 1997, holders of 9% Debentures would be entitled to $16.52 of Debenture Interest per $1,000 of 9% Debenture principal and holders of 9.1% Debentures would be entitled to a nominal amount of Debenture Interest (interest having been prepaid on the 9.1% Debentures).

     The Purchaser has agreed to vote all Shares acquired pursuant to the Offers (so long as they are held by the Purchaser or its affiliates and to the extent that the Shares beneficially owned by the Purchaser and its affiliates exceed 49.9% of all outstanding Shares at the time in question (the "49.9% Level") in the same proportion as Shares are voted by other Shareholders unless and until such time as (i) Shareholders have approved ("Shareholder Approval") the issuance of Shares to the Purchaser, directly or upon conversion of non-voting preferred stock of the Company issued pursuant to the Recapitalization Agreements, in excess of the 49.9% Level (see "Special Factors -- The Redemption Agreement" and "The Recapitalization Agreements -- Series F Stock") in excess of the 11,727,970 Shares currently owned by the Purchaser or (ii) if earlier, the time at which the Standstill Agreement entered into in connection with the Recapitalization is no longer in effect. See "The Redemption Agreement" and "The Recapitalization Agreements -- Standstill Agreement."

     Holders who tender their Shares or Debentures will not be obligated to pay brokerage fees or commissions on the purchase by the Purchaser of Shares or Debentures pursuant to the Offers. The Company will pay or reimburse all fees and expenses of Continental Stock Transfer & Trust Company, the Depositary for the Offers (the "Depositary"), MacKenzie Partners, Inc., Purchaser's Information Agent (the "Information Agent"), and all other costs and expenses in connection with the Offers. See "The Offers -- Fees and Expenses."

     The Offers are not conditioned on any minimum number of Shares or Debentures being tendered, except that the Offer for the 9.1% Debentures (but not the 9% Debentures) is conditioned upon all 9.1%

Debentures (which are held by 18 registered Holders as of November 13, 1996) being validly tendered and not withdrawn prior to the Expiration Date (the "Minimum 9.1% Debenture Condition"), and the purchase of Shares pursuant to the Offers is not conditioned on the purchase of Debentures pursuant to the Offer, or vice versa. The Offers are conditioned on, among other things, (i) the absence of (a) certain litigation, orders or other legal matters and (b) any material adverse change (or any development involving a prospective material adverse change) in the business, financial condition, results of operations or prospects of the Company and (ii) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"). See "The Offers -- Certain Conditions of the Offers." The Purchaser reserves the right to waive any one or more of the conditions to the Offers.

     As of November 13, 1996, there were 28,058,958 Shares outstanding and there were 190 holders of record of the Shares. As of November 13, 1996, the principal amount of the outstanding 9% Debentures was $5,163,000 and the principal amount of the outstanding 9.1% Debentures was $11,422,422. Except as set forth in "Special Factors -- Interests of Certain Persons in the Offers," none of the directors or executive officers of the Purchaser or its affiliates beneficially owns any Shares or Debentures. For additional information regarding the Purchaser and certain of its affiliates and other related persons, see "Certain Information Concerning the Purchaser" and Annex A hereto.

     The Offers will enable Shareholders who would like to sell their Shares at a premium to recent market prices for Shares the opportunity to do so and to enable Debenture Holders the opportunity to have their Debentures and Debenture Interest effectively paid prior to maturity. The Purchaser does not have any present plans to propose or otherwise seek to effect a merger or other transaction in which non-tendering Holders would have their Shares or Debentures converted into cash or other consideration, but reserves the right to propose or seek to effect such a transaction following the completion of the Offers. The Purchaser has agreed to convert any Debentures purchased pursuant to the Offers at a conversion price of $3.50 per share. See "Special Factors -- The Redemption Agreement."

     The Board of Directors of the Company (the "Company Board") has established a committee (the "Special Committee") comprised of the members of the Company Board who are not affiliated with the Purchaser or employed by the Company or any of its subsidiaries ("Independent Directors") to evaluate the Offers. The Special Committee will determine on behalf of the Company Board whether the Company Board recommends that Holders tender their Shares or Debentures pursuant to the Offers or not so tender their Shares or Debentures, or is remaining neutral with respect thereto. Under applicable law, such recommendation is required to be made and disseminated not later than ten business days after the commencement of Offers. The Purchaser has been informed, however, that none of the members of the Company Board intends to tender Shares beneficially owned by him pursuant to the Offers and that no such person beneficially owns any Debentures.

     The purchase of Shares pursuant to the Offers would reduce the number of Shares that might otherwise trade publicly and could reduce the number of Shareholders, and therefore could result in the delisting of the Shares from trading on the AMEX and the Company no longer being required to file reports and other information under the Exchange Act. Any of these events could adversely affect, among other things, the liquidity or prices realizable in sales of the Shares following the completion of the Offers. If, prior to the Expiration Date the Purchaser determines that it is likely that the Offers will result in the delisting of the Shares from trading on the AMEX, the Purchaser will make a public announcement of such determination and, if applicable, extend the Offers so that the Expiration Date is not less than ten business days after the date of such announcement. See "Special Factors -- Certain Effects of the Offers" for a discussion of these and other possible effects of the Offers.

     On November 6, 1996, the last full trading day preceding the public announcement of the Purchaser's intention to commence the Offers, the last reported sales price of the Shares on the AMEX was $2.5625 per Share. On November 13, 1996, the last full trading day preceding the commencement of the Offers, the last reported sales price of the Shares on the AMEX was $3.03125 per Share. Holders are urged to obtain current market quotations for the Shares. See "Special Factors -- Market Prices for Shares" and "-- Certain Determinations by the Purchaser."

     Holders are urged to read the Offers to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares or Debentures pursuant to the Offers.

                                SPECIAL FACTORS

Market Prices for Shares

     The Shares are listed on the AMEX under the symbol "MBE." Shares were initially sold to the public in 1993 at a price of $8.00 per Share and were quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") from such date until August 1, 1996, at which time the Shares were listed and traded on AMEX. The price per Share realizable on the NASDAQ and, subsequently, the AMEX, since the initial public offering has, in general, trended down. The following table sets forth the closing sales prices for the Shares as reported on the NASDAQ or the AMEX for the quarterly periods indicated.

1996                                           High             Low
----                                           ----            ----
October 1 to November 13, 1996                $ 3.13           $ 1.94
Quarter ended September 30, 1996              $ 3.56           $ 2.38
Quarter ended June 30, 1996                   $ 3.69           $ 2.38
Quarter ended March 31, 1996                  $ 5.31           $ 3.13

1995
Quarter ended December 31, 1995               $ 8.25           $ 4.19
Quarter ended September 30, 1995              $ 8.50           $ 6.25
Quarter ended June 30, 1995                   $ 9.25           $ 5.88
Quarter ended March 31, 1995                  $ 9.25           $ 7.00

1994
Quarter ended December 31, 1994               $11.00           $ 7.00
Quarter ended September 30, 1994              $11.50           $ 9.50
Quarter ended June 30, 1994                   $11.63           $ 9.00
Quarter ended March 31, 1994                  $11.75           $ 9.00

     On November 6, 1996, the last full trading day preceding the public announcement of the Purchaser's intention to commence the Offers, the last reported sales price on the AMEX was $2.5625 per Share. On November 13, 1996, the last full trading day preceding the commencement of the Offers, the last reported sales price on the AMEX was $3.03125 per Share. Shareholders are urged to obtain current market quotations for the Shares.

     The 9% Debentures were issued by the Company on November 15, 1994 and the 9.1% Debentures were issued by the Company on August 28, 1996, each in private transactions. The Debentures are not listed for trading or quoted on any securities exchange or quotation system. See "Description of Debentures."

Certain Determinations by the Purchaser and Plans for the Company after the Offers

     The Purchaser does not have any present plans to propose or otherwise seek to effect a merger or other transaction in which non-tendering Holders would have their Shares or Debentures converted into cash or other consideration, but reserves the right to propose or seek to effect such a transaction following the completion of the Offers.

     No person was retained as an unaffiliated representative to act on behalf of unaffiliated Holders for purposes of negotiating the terms of the Offers and, as of November 14, 1996, the Special Committee has not announced whether or not it recommends that Holders tender their Shares or Debentures pursuant to the Offer or not so tender their Shares or Debentures, or whether the Special Committee will remain neutral with respect to the Offers. The Purchaser has received no report, opinion or appraisal from an outside party relating to the consideration or the fairness of the consideration being offered to Holders pursuant to the Offers or the fairness of the Offers to the Company, the Purchaser and its affiliates or Holders other than the Purchaser and its affiliates, or which is otherwise materially related to the Offers.

     Based on the Company's business, financial condition, results of operations and prospects, recent market prices for the Shares, the Purchaser's evaluation of the existing terms of the Debentures and other factors, the Purchaser believes that the Offers are fair to Holders who desire liquidity for their Shares or Debentures at this time. However, the Purchaser also believes that the long-term value of an investment in Shares could exceed the Per Share Price. For a discussion of the Purchaser's reasons for the Offers and the transactions in which the Purchaser obtained its initial equity interest in the Company (the "Recapitalization"), and the Company's present business plan and outlook, see "Background of the Offers -- Purchaser's Reasons for the Recapitalization and the Offers." Any analysis of the value of an investment in the Shares or the Debentures is necessarily uncertain, is based in substantial part on future events, including the Company's future operating performance and the implementation of its growth strategy, many of which are outside the control of the Company, and is heavily dependent upon the particular capitalization and discount rates, tax considerations and other investment criteria an investor determines to be appropriate for such investor's analysis. Accordingly, each Holder must make his, her or its own decision whether to tender Shares or Debentures pursuant to the Offers and should give careful consideration to the terms of, and consequences resulting from, the Offers and such other factors as such Holder determines to be relevant.

Certain Effects of the Offers

     The Purchaser does not believe that the Offers give rise to any right of appraisal under applicable law.

     The Shares are currently listed on the AMEX. Depending upon the aggregate market value of Shares not acquired pursuant to the Offers and the number of Shares held by other parties, the Shares may no longer meet the requirements for continued listing on the AMEX and may be delisted from the AMEX. AMEX-published guidelines indicate that the AMEX would consider delisting the Shares in the event that, among other things, the number of record holders of 100 or more Shares fell below 300, the number of publicly held Shares (exclusive of concentrated holdings and those of officers and directors) fell below 200,000 or the aggregate market value of the publicly held Shares fell below $1.0 million. As of November 13, 1996, there were 190 holders of record of Shares, holding 16,330,988 Shares (exclusive of 11,727,970 Shares held by the Purchaser and its affiliates).

     If the AMEX were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or by other sources. The Company does not, however, meet the criteria for listing on the New York Stock Exchange and the Company does not believe that it could obtain the National Association of Securities Dealers' consent to having the shares quoted on NASDAQ. If the Shares were to trade on another exchange or market, the extent of the public market for the Shares and availability of such quotations would depend upon such factors as the number of holders of Shares and the aggregate market value of the Shares remaining publicly held at such time, the interest of securities firms in maintaining a market in the Shares, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     If, prior to the Expiration Date the Purchaser determines that it is likely that the Offers will result in the delisting of the Shares from trading on the AMEX, the Purchaser will make a public announcement of such determination and, if applicable, extend the Offers so that the Expiration Date is not less than ten business days after the date of such announcement.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this has the effect of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above with respect to listing and market quotations, following the purchase of Shares pursuant to the Offers, it is possible that the Shares would no longer constitute "margin securities" for purposes of the Federal Reserve

Board's margin regulations, in which event Shares could no longer be used as collateral for margin loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Securities and Exchange Commission (the "Commission") if the Shares are not listed on a national securities exchange or are held by less than 300 holders of record of the Shares. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to the Holders and to the Commission and would render inapplicable certain provisions of the Exchange Act, including requirements that the Company file periodic reports and furnish Shareholders proxy materials regarding meetings of Shareholders of the Company, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, requirements that the Company's executive officers and directors and persons owning more than 10% of the Shares outstanding file certain reports concerning ownership of the Company's equity securities and provisions that any profit by such executive officers, directors and other persons through purchases and sales of the Company's equity securities within any six-month period may be recaptured by the Company. In addition, the ability of "affiliates" of the Company and other persons to dispose of Shares which are "restricted securities" under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for trading on the AMEX. The Purchaser and the Company have agreed that (i) Purchaser will not cause the Company voluntarily to take or fail to take any action that would result in deregistration under the Exchange Act prior to December 31, 1997 if the Shares continue to be listed on the AMEX or if the Company Board otherwise requests and (ii) the Company will continue voluntarily to comply with the Exchange Act reporting requirements regardless of the outcome of the Offers until at least December 31, 1997.

     Any of the foregoing effects could adversely affect the liquidity or prices realizable in sales of Shares following the completion of the Offers.

Interests of Certain Persons in the Offers

     Holders should be aware that the Purchaser and the executive officers and directors of the Company have interests that present them with actual or potential conflicts in connection with the Offers.

     The Purchaser (i) beneficially owns 11,727,970 Shares, or 41.8% of the total outstanding Shares, (ii) is entitled, upon the occurrence of certain future events outside the Purchaser's control, to purchase from the Company, or to receive from the Company without the payment of additional consideration, additional Shares or other securities (see "The Recapitalization Agreements -- General;" "-- Warrant;" "-- The Company Call Option and Purchaser Option;" "-- Post-Closing Adjustment Provisions;" "-- Series F Stock;" "-- Series G Stock"),
(iii) has agreed to purchase certain additional securities which would be convertible into 2,032,565 additional Shares if Shareholder Approval of such conversion is obtained, and (iv) has certain other rights in respect of its investments in the Company and the purchase of securities from the Company. See "Background of the Offers -- The Recapitalization;" "Special Factors -- The Redemption Agreement;" "Background of the Offers -- The Recapitalization" and "-- Certain Events Following the Recapitalization" and "The Recapitalization Agreements." To the Purchaser's knowledge, none of the directors or executive officers of the Purchaser or its affiliates beneficially owns any Shares except insofar as any of the foregoing persons may be deemed to own beneficially Shares owned by the Purchaser or its affiliates. Neither the Purchaser nor any of its affiliates will tender any Shares pursuant to the Offers. See "Certain Information Concerning the Purchaser." In addition, the Purchaser has been informed that none of the current members of the Company Board intends to tender any Shares beneficially owned by him pursuant to the Offers and that no such person beneficially owns any Debentures.

     The Company announced a realignment of its senior management on November 7, 1996. In connection therewith, Robert A. Whitman, the Chairman of the Board of the Company and Co-Chief Executive Officer of The Hampstead Group, L.L.C., an affiliate of the Purchaser ("Hampstead"), is currently serving as interim Chief Executive Officer (without compensation) of the Company until a new Chief Executive Officer is appointed and Richard M. FitzPatrick, the Chief Financial Officer of Hampstead, is currently serving as the interim Chief Financial Officer of the Company.

Redemption Agreement

     Under the Recapitalization Agreements, the Purchaser has the right to acquire any Debentures presented for conversion at the redemption price therefor and thereafter to convert such Debentures at the conversion prices applicable thereto (the "Stated Debenture Conversion Prices"). The Company and the Purchaser have entered a Redemption Agreement ("Redemption Agreement") pursuant to which the Purchaser agreed to fund the redemption of the Company's 10% Convertible Subordinated Debentures Due January 1, 1998 (the "10% Debentures") in order for the Company to comply with AMEX requirements. The Purchaser also agreed to commence the Offers and to convert any Debentures purchased pursuant to the Offers at a conversion rate of $3.50. Unless and until Shareholder Approval for conversion of Series F Preferred Stock ("Series F Stock") of the Company into Shares has been obtained, Debentures so purchased will be convertible by the Purchaser into Series F Stock at a conversion rate of $35.00 per share of Series F Stock (each share of Series F Stock being substantially the equivalent of ten Shares except that Series F Stock is nonvoting (see "The Recapitalization Agreements--Series F Stock")). Accordingly, Debentures purchased pursuant to the Offers will be converted into 28.571 shares of Series F Stock for every $1,000 of Debenture principal and accrued interest purchased in the Offers for a total of 476,306 shares of Series F Stock if all of the Debentures were so purchased (which total number of shares of Series F Stock will be convertible into 4,763,064 Shares if such Shareholder Approval is obtained).

     Under the Warrant entered into in connection with Recapitalization, the conversion of such Debentures will entitle Purchaser to the issuance of an additional 23.808 shares of Series F Stock for every $1,000 of Debenture principal and accrued interest purchased in the Offers for a total of 396,906 shares of Series F Stock if all of the outstanding Debentures were so purchased (which shares of Series F Stock would be convertible into 3,969,061 Shares if Shareholder Approval is obtained as described above).

     The terms of the Series F Stock make each share of Series F Stock substantially equivalent to ten Shares (except that the Series F Stock (i) does not have voting rights other than in certain limited circumstances and (ii) is convertible in certain circumstances into ten Shares). On any liquidation, voluntary or otherwise, dissolution or winding up of the Company, the holders of Series F Stock will receive an amount equal to accrued and unpaid dividends and distributions thereon to the date of such payment and an aggregate amount per share equal to ten times the aggregate amount to be distributed per share to holders of Shares.

     The Redemption Agreement also provides that, in consideration of the Purchaser's providing the Company the capital to fund the redemption by the Company of its 10% Debentures, the Company will issue to Purchaser 203,257 shares of Series G Preferred Stock of the Company ("Series G Stock") which will be convertible into 2,032,565 Shares if Shareholder Approval therefor is obtained. The Purchaser anticipates that it is likely that such Shareholder Approval will be obtained inasmuch as the Purchaser owns outright 11,727,970 Shares, which it intends to vote in favor of such Shareholder Approval, and other Shareholders have agreed to vote 1,715,812 shares in favor of such Shareholder Approval. Those Shares, taken together, constitute 47.9% of the Company's presently outstanding Shares. The consummation of the redemption of the 10% Debentures by the Company and the issuance of the Series G Stock to Purchaser is expected to occur prior to the Expiration Date. The Purchaser has agreed not to sell the 203,257 shares of Series G Stock or Shares received upon conversion of such Series G Stock prior to May 31, 1997 other than in a private transaction exempt from the registration requirements of the Securities Act of 1933 ("Securities Act").

     The Series G Stock will (i) be non-voting, (ii) have a liquidation preference equal to the amount received by the Company for its issuance, (iii) have a dividend rate of 7% per annum with unpaid dividends to accrue but be payable only at such time as dividends are declared and paid on the Company's Shares, and (iv) not be convertible into Shares unless and until Shareholder Approval is obtained as described in the immediately preceding paragraph. Dividends accrued but not declared would be lost upon conversion of the Series G Stock into Shares. Accordingly, Purchaser does not presently expect that any dividends will actually be paid on the Series G Stock. If Purchaser's all-in effective net price per Share (after giving effect to Purchaser's anti-dilution protections, including valuation adjustments, for the Shares purchased by Purchaser in its initial $40 million investment described in "The Recapitalization Agreements -- Warrant" and "-- Post-Closing Adjustment Provisions" ("Purchaser's Base Price Per Share")) at the time of the conversion of the Series G Stock is not determinable or is later determined to be different than it was at the time of such conversion and, in either case, is higher than $2.26, then Purchaser will return to the Company such number of Shares as is necessary so that the number of Shares into which the Series G Stock is converted is equal to the number of Shares into which the 10% Debentures would have been convertible if their conversion price had been equal to Purchaser's Base Price Per Share. See "Background of the Offer -- Redemption of 10% Debentures."

     If Shareholder Approval therefor is obtained, the holders of Series G Stock will have the right to convert each share of Series G Stock into ten shares. Regardless of whether Shareholder Approval has been obtained, holders of Series F Stock and Series G Stock will have the right at any time to convert each share of Series F Stock or Series G Stock into ten Shares under any of the following circumstances: (i) as long as the shares of Series F Stock or Series G Stock to be converted are beneficially owned by a person, entity or "group" within the meaning of Section 13(d) of the Exchange Act (collectively, a "Person"), other than and which does not include the Purchaser or any "affiliate" (within the meaning of Rule 12b-12 under the Exchange Act) of the Purchaser (collectively, the "Purchaser Group"), unless, as of the time of transfer of Series F Stock or Series G Stock by any member of the Purchaser Group to any Person who or which is not a member of the Purchaser Group, both (a) the restrictions set forth in the Standstill Agreement described in "The Recapitalization Agreement -- Standstill Agreement" continue to apply to limit ownership by the Purchaser to less than a majority of the total voting power (based upon the aggregate number of votes which may be cast in the election of directors) and (b) such Person, after giving effect to such transfer, would be the "beneficial owner" (as defined in Rule 13d-e under the Exchange Act) of a majority of the shares of capital shares of the Company entitled to vote generally in the election of members of the Company Board (any such shareholder, a "Controlling Shareholder"), (ii) by any member of the Purchaser Group, so long as after giving effect to such conversion, the Purchaser Group, taken as a whole would not be a Controlling Shareholder, or (iii) with the approval of a majority of the members of the Company Board who are not designated for election to the Company Board by, or employed by any member of the Purchaser Group or employed by the Company or any subsidiary of the Company.

     The Redemption Agreement contains Purchaser's agreement to vote all Shares acquired pursuant to the Offers in the same proportion as Shares are voted by other Shareholders until such time as Shareholder Approval has been obtained or, if earlier, the Standstill Agreement is no longer in effect. See "The Recapitalization Agreements -- Standstill Agreement."

Certain Federal Income Tax Consequences

     Introduction. The following summary is a general discussion of certain federal income tax consequences to Holders as a result of the sale of Shares or Debentures to the Purchaser pursuant to the Offers and does not purport to cover in detail all federal income tax consequences that may arise. As a result, each Holder should consult his, her or its own tax advisor. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), treasury regulations thereunder, rulings and other pronouncements, and decisions now in effect, all of which are subject to change.

     The following discussion is limited to the material federal income tax aspects of the Offers for a Holder who is a citizen or resident of the United States and who holds the Shares as a "capital asset" (generally, property held for investment) within the meaning of Section 1221 of the Code. The summary does not discuss all aspects of federal income taxation that may be relevant to a person disposing of Shares or Debentures in the Offers in light of such person's personal investment circumstances or to certain types of persons subject to special treatment under the federal income tax laws (for example, trusts, life insurance companies, tax-exempt organizations, financial institutions or S corporations) and does not discuss any aspects of state, local or foreign tax laws.

     Principal Federal Income Tax Consequences of the Offers. The receipt of cash for Shares or Debentures pursuant to the Offers will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and also may be a taxable transaction under applicable state, local, foreign and other tax laws. In general, a Holder will recognize gain or loss equal to the difference between the tax basis for the Shares or Debentures sold and the amount of cash received in exchange therefor, except that Debenture Interest will be interest income for federal income tax purposes. Such gain or loss will be capital gain or loss if the Shares or Debentures are capital assets in the hands of the Holder and will be long-term capital gain or loss if the holding period for the Shares or Debentures is more than one year.

     The foregoing discussion may not apply to Shares acquired by a Holder pursuant to an employee stock plan or otherwise as compensation, to Holders who are not citizens or residents of the United States or to other categories of Holders subject to special treatment under federal income tax laws, such as dealers in securities banks, insurance companies and tax-exempt entities.

     The foregoing summary of certain federal income tax consequences of the Offers is included for general information only. Because of the individual nature of tax consequences, each Holder is strongly urged to consult such Holder's own tax advisor with respect to the specific tax consequences of the Offers, including the application and effects of applicable state, local, foreign and other tax laws and of changes in the tax laws under the Code.

     Back-Up Withholding. Under the federal income tax backup withholding rules, unless an exception applies under the applicable laws and regulations, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a Holder or other payee pursuant to the Offers, unless the Holder or other payee provides such Holder's taxpayer identification number ("TIN") (social security number or employer identification number) and certifies that such number is correct and that such Holder is not subject to backup withholding. Therefore, unless each tendering Holder and, if applicable, each other payee, should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order (if applicable) to avoid backup withholding. See the information under the caption "Federal Income Tax Consequences" in the Letter of Transmittal.

                            BACKGROUND OF THE OFFERS

The Company's Financial Position Prior to the Recapitalization

     In 1995, the Company defaulted under certain covenants under the 9% Debentures. In an effort to cure those defaults and to raise funds necessary to pay indebtedness created in connection with the Company's 1994 acquisition of Malibu Grand Prix Corporation ("Malibu") and to fund its operations, the Company issued substantial additional convertible debt and convertible preferred stock in 1995. All such securities were convertible into Shares at various prices and at various times commencing in 1996. However, the Company did not have the capital resources from internally generated funds to redeem these securities and did not have the right to compel the conversion of these securities into Shares. As a result of these and other factors, including continuing declines in the Company's results of operations, the Company's financial position continued to deteriorate and the market prices for Shares began to erode significantly. See "Special Factors -- Market Prices for Shares." Accordingly, beginning in January 1996, the Company Board began considering possible alternatives to recapitalize the Company.

     Among the alternatives considered by the Company Board were the possible spin-off of the Company's management operations and various types of equity and debt financings. In March 1996, the Company commenced an exchange offer pursuant to which the Company offered to exchange one share of a newly issued Series E Preferred Stock for each Share (the "Exchange Offer"). As part of the Exchange Offer, the Company also sought to obtain required consents to the amendment of the 9% Debentures and the outstanding 10% Debentures to convert those debentures into Shares and permit those debentures to be tendered for Series E Preferred Stock pursuant to the Exchange Offer.

     Prior to the expiration of the Exchange Offer, representatives of the Purchaser contacted representatives of the Company regarding a possible investment by the Purchaser in the Company. Following extensive negotiations among representatives of the parties, on June 6, 1996, the Company terminated the Exchange Offer and the Company and the Purchaser entered into an Investment Agreement (the "Investment Agreement") and related documents, including the Warrant and the Standstill Agreement (together with the Investment Agreement, collectively, the "Recapitalization Agreements"). The Recapitalization was consummated on August 28, 1996 (the "Closing Date").

The Recapitalization

     In connection with the Recapitalization, (i) the Purchaser acquired 11,727,970 Shares for $40.0 million and (ii) the Company arranged a $20.0 million revolving credit facility from an institutional lender (the "Credit Facility"). In addition, the Company and the Purchaser entered into the Warrant and the Standstill Agreement (described in "The Recapitalization Agreements -- Warrant" and "-- Standstill Agreement") and six persons designated by the Purchaser were elected to the Company Board (which has 14 members), one of whom was elected Chairman of the Board, in accordance with the Investment Agreement. As a part of the Recapitalization, the Company obtained the Company Call Option pursuant to which the Company has the right to compel the Purchaser to invest up to an additional $22.7 million (less any amount invested under the Purchaser Option) in the Company, the Purchaser obtained the Purchaser Option pursuant to which the Purchaser has the right to invest up to an additional $22.7 million (less any amount invested under the Company Call Option) in the Company, the Purchaser agreed to provide up to an additional $30.0 million to backstop future rights offerings and the terms of the Debentures and the 10% Debentures were amended to permit them to be payable in Shares rather than in cash. See "The Recapitalization Agreements."

Certain Events Following the Recapitalization

     Redemption of 10% Debentures. As publicly announced by the Company on November 7, 1996, at the request of the Company in order for the Company to comply with AMEX requirements, the Purchaser will provide the capital required for the Company to redeem the $4.6 million aggregate principal amount of the Company's 10% Debentures (plus accrued and unpaid interest thereon, estimated at $4.8 million). Had they not been previously redeemed, the 10% Debentures would have become convertible into Shares on November 7, 1996 at a conversion price that would have been $2.25 per share on such date (the "11/7/96 10% Debenture Conversion Price"), such conversion price being subject to change based on future market prices had the 10% Debentures not been redeemed. In consideration of the funding of such capital required for such redemption, the Purchaser will receive 203,257 shares of Series G Stock. If the Purchaser's Base Price Per Share at the time of the conversion of the Series G Stock into Shares is not determinable or is later determined to be different than it was at the time of such conversion and, in either case, is higher than $2.26, or 1(cent) higher than the 11/7/96 10% Debenture Conversion Price, then the Purchaser will return to the Company such number of Shares as is necessary so that the number of Shares into which the Series G Stock is converted is equal to the number of Shares into which the 10% Debentures would have been convertible if their conversion price had been equal to the Purchaser's Base Price Per Share. The Purchaser has agreed not to sell any Series G Stock or Shares so received in the market before May 31, 1996 other than in a private transaction exempt from the registration requirements of the Securities Act.

     Assuming (i) the redemption of the 10% Debentures as described above, (ii) the conversion of all of the $17.1 million aggregate principal amount of the 9% Debentures and 9.1% Debentures (whether or not sold pursuant to the Offers), and
(iii) the anticipated issuance of approximately 650,000 Shares in settlement of certain claims by third parties against the Company arising out of events occurring prior to the Purchaser's investment in the Company (the "Settlement Shares"), the Company estimates that the total number of outstanding Shares would increase by 7.7 million shares. Under the Investment Agreement and the Warrant, the issuance by the Company of 7.7 million Shares in these circumstances would result in the Company issuing approximately 640,000 Shares of Series F Stock (which are convertible into 6.4 million Shares upon Shareholder Approval) to the Purchaser without the payment of additional consideration so that the Purchaser's initial $40.0 million investment in the Company pursuant to the Investment Agreement was not diluted. Such additional shares of Series F Stock would have been so issued to the Purchaser under the Warrant whether or not provision for the funding by the Purchaser of the redemption of the 10% Debentures had been made as described above. After these issuances of Shares and assuming the conversion of all Series F and Series G Stock into Shares and the conversion of the 9% Debentures and 9.1% Debentures at a conversion price of $3.50 per share, the Purchaser estimates that the

Company would have outstanding a total of approximately 42 million Shares. However, the foregoing computation is based upon various estimates and assumptions, including, in addition to the factors indicated above, that (i) all the 9% Debentures and 9.1% Debentures are converted and that the conversion price for the 9% Debentures and 9.1% Debentures is $3.50 per share (rather than a lower price, which could apply if stock market prices for Common Stock are lower at the time of actual conversion by Holders thereof), (ii) the Purchaser's Base Price Per Share is at or below $2.26, (iii) the issuance of the 650,000 Settlement Shares as described above, (iv) that Shareholder Approval as described above is obtained, and (v) there are no post-closing adjustments under the Post-Closing Adjustment Provisions of the Investment Agreement except for those required as a result of the issuance of the Settlement Shares. Accordingly, the actual number of Shares that the Company will have outstanding in the circumstances described above cannot be determined at this time.

     When convertible, each share of Series G Stock is convertible into ten Shares (subject to customary antidilution protections). The terms of the Series G Stock were structured so that one share of Series G Stock is substantially equivalent (except as to voting) to ten Shares. See "--The Redemption Agreement."

     Certain Management Changes. On November 7, 1996, the Company also announced certain changes in its senior management, including among others, the election of Robert A. Whitman, the Chairman of the Board of the Company and Co-Chief Executive Officer of Hampstead, as interim Chief Executive Officer (without compensation) of the Company until a new Chief Executive Officer is appointed (a search therefor being underway) and the election of Richard M. FitzPatrick, currently Chief Financial Officer of Hampstead, as the interim Chief Financial Officer of the Company. L. Scott Demerau, the Company's founder, president and chief executive officer, will become the full-time president of a division of the Company, the focus of which will be on acquiring existing parks, companies, sites for new parks and on identifying and pursuing new entertainment concepts for the Company. Mr. Demerau will remain a member of the Company's Board and its executive committee. Julia Demerau, Executive Vice President of the Company, in order to devote additional time to family commitments, will transition to working on a part-time basis and will focus on the Company's efforts to develop substantial sponsorship relationships.

     Development of Business Plan. In a November 7, 1996 announcement, the Company stated that, since the completion of the Recapitalization, the Company has been involved in a comprehensive review of its operations. As a result of this review, the Company has identified a number of opportunities for improving operational results and achieving internal growth through the redevelopment, repositioning and expansion of existing parks. The Company intends to begin the implementation of these actions this Winter and expects these actions to be completed in phases over the next several years. The Company has also adopted a strategy of seeking external growth through acquisitions and through the development of additional parks. In furtherance of the latter objective, over the past few months the Company purchased the limited partnership interests which it did not already own in three existing Mountasia parks, began negotiations for the potential purchase of the interests that the Company does not presently own in another Mountasia park, reacquired certain domestic and international development rights which the Company had previously sold, entered into a contract to purchase a large existing family entertainment center in San Antonio, Texas and began to pursue other growth opportunities. The Company believes that its opportunities for external growth are substantial. Because the Company's cash generated by operations is not sufficient to finance substantial internal or external growth, the pursuit of the above-described internal and external initiatives will require that the Company obtain additional capital resources. See "-- "The Purchaser's Reasons for the Recapitalization and the Offers." Assuming the continued availability of borrowings under the Credit Facility, and the availability of the Company Option and the Purchaser's commitment to provide up to $30.0 million to backstop future rights offerings made to all Shareholders (see "The Recapitalization Agreements -- Company Call Option and Purchaser Option" and "-- Certain Rights Offerings"), the Company believes that it will have access to sufficient capital resources to fund its growth strategy, although the Company expects to consider additional capital markets and other financing transactions from time to time.

     Results of Operations. On November 13, 1996, the Company reported a third quarter net loss of $2.0 million, or $0.10 per Share (including an extraordinary loss item for early extinguishment of debt of $.5 million, or $.03 per share), compared to a net loss of $1.5 million, or $0.18 per Share, for the comparable period last year. See "Certain Information Concerning the Company -- Financial Information" for additional information with respect to the Company's results of operations. The Company also stated that the seasonal nature of its business, the fact that certain of its parks are presently performing below expectations, the time required to redevelop selected parks and the fact that certain parks will need to be closed during redevelopment makes it unlikely that the Company will return to sustainable profitability until the effects of its previously announced steps to improve shareholder value are realized.

The Company's Reasons for the Recapitalization

     The Purchaser has been informed that the Company entered into the Recapitalization Agreements in order to refinance existing indebtedness and to obtain the capital necessary to cure defaults under then-outstanding indebtedness, to obtain funds to satisfy other existing obligations and to fund its existing operations and pursue possible growth opportunities. The Purchaser has been informed that, in connection with its consideration of the Recapitalization, the Company Board determined that it would be extremely difficult, if not impossible, for the Company to raise equity capital in the public markets for these purposes.

The Purchaser's Reasons for the Recapitalization and the Offers.

     The Purchaser is an entity formed by Hampstead. Hampstead has sponsored several other recapitalizations of, or substantial investments in, other companies operating site-based businesses, including Forum Group, Inc. ("FGI"), an owner-operator of retirement communities, the stock of which was traded on the NASDAQ until FGI was sold to Marriott International, Inc. in 1996, Bristol Hotel Company, a New York Stock Exchange ("NYSE")-listed owner-operator of hotels, and Bedrock Partners, L.L.C., an owner of 18 garden hotels managed by Wyndham Hotel Company, an NYSE-listed owner operation of hotels in which a Hampstead affiliate owns an 11% common stock interest. During the Winter and Spring of 1996, Hampstead was considering possible investments in the family entertainment business. Representatives of the Purchaser originally contacted representatives of the Company regarding a potential investment in the Company in furtherance of this interest.

     Based on its financial analyses and due diligence examinations conducted in connection with the Recapitalization, the Purchaser determined that the total value of the Company's equity after the Purchaser's $40.0 million initial investment was $88.0 million. Accordingly, the Purchaser conditioned its willingness to make its initial $40.0 million investment in the Company on the fundamental assumption that the Purchaser would obtain a 45.5% equity interest in the Company (prior to purchases of Shares by employees) for its $40.0 million investment. As part of the negotiated valuation of the Company, the Purchaser's valuation assumed that the Debentures and the 10% Debentures would be converted into Shares and that the Company would not use any of its cash resources to redeem or otherwise pay its obligations thereunder but rather to fund its operations and pursue possible growth opportunities, and that such indebtedness would be converted into equity. However, the Purchaser's willingness to rely on these and other assumptions was conditioned on the Company's agreement to certain protective covenants under the Recapitalization Agreements, including protections pursuant to the Warrant from any dilution ability from results from the conversion of the Company's outstanding 10.0% Debentures, 9% Debentures or 9.1% Debentures (collectively, the "Outstanding Convertible Securities"), the conversion, exercise or exchange of outstanding warrants, options and other securities into Shares at prices below $3.75 (subject to adjustment) per Share and if the Outstanding Convertible Securities were redeemed for or paid in cash rather than equity (because the Company did not have cash available for this purpose). In addition, the parties agreed to certain assumptions as to various matters which could affect the value of an investment in the Company and provisions relating to post-Closing adjustments to assure that the Purchaser's percentage equity interest in the Company (without regard to Shares sold to the employees) would continue to have a value equal to the amount of the Purchaser's $40.0 million investment (when multiplied by the above-described $88 million total assumed value of the Company's equity after the Purchaser's initial $40 million investment) if these assumptions proved incorrect. See "Recapitalization Agreements -- The Warrant" and "-- Post-Closing Agreements -- The Warrant" and "-- Post-Closing Adjustment Provisions" for a discussion of these protections.

     The Offers will enable Shareholders who would like to sell their Shares at a premium to recent market prices for Shares the opportunity to do so and to enable Debenture Holders the opportunity to have their

Debentures and Debenture Interest effectively paid prior to maturity. The Purchaser does not have any present plans to propose or otherwise seek to effect a merger or other transaction in which non-tendering Holders would have their Shares or Debentures converted into cash or other consideration, but reserves the right to propose or seek to effect such a transaction following the completion of the Offers. The Purchaser has agreed to convert any Debentures purchased pursuant to the Offer at a conversion price of $3.50 per share. See "Special Factors -- The Redemption Agreement."

     The Purchaser was willing to make the Offers because the Purchaser believes that the long-term value of an investment in the Company could exceed the prices at which the Purchaser would obtain Shares pursuant to the Offers (and the subsequent conversion of the Outstanding Debentures) and to provide liquidity to the market for Shares during a period in which market prices had declined from their levels at the time the Purchaser made its initial $40.0 million investment in the Company. The Purchaser believes that, in general, the Company has talented operational management personnel, good penetration of the markets in which it currently has operations, a sufficient number of existing assets and systems such that it could add additional parks by acquisition or development without having to incur substantial additional overhead costs and opportunities to increase operating margins by the adoption of standardized operational procedures and other actions. In addition, the Purchaser believes that the Company could develop sponsorship and other third-party relationships that could substantially improve the Company's results of operations without any significant increase in administrative expense, and that there are substantial opportunities for internal growth through capital investment in a substantial number of the Company's existing parks and for external growth through acquisitions and development of new parks.

     However, while the Company's strategy is designed to restore the Company to profitability and to create long-term sustainable growth, the Company presently expects to continue to report losses for the remainder of 1996 and through at least 1997 (not taking into account possible acquisitions). The Company presently intends to perform previously deferred maintenance and otherwise rehabilitate most of the family entertainment centers ("FECs") it expects to retain, to dispose of FECs (which have not yet been identified) that the Company determines do not have significant growth potential or which otherwise do not fit with the Company's business plan and substantially to redevelop 15-20 FECs. The Company plans to develop a prototype facility for expected roll-out commencing late in 1997 or in 1998 and for use in the redevelopment of approximately the 15-20 FECs expected to be substantially redeveloped. The redevelopment of the 15-20 FECs is expected to be completed in phases commencing this Winter with respect to eight to ten FECs. In addition, while the Company is pursuing possible acquisition opportunities, there can be no assurance that it will be able successfully to effect any such acquisitions or, if so, as to the timing or terms thereof. Accordingly, while the Purchaser believes that the long-term value of an investment in the Shares could exceed the Per Share Price, the Purchaser does not presently expect that the Company's results of operations will begin to show sustainable improvement as a result of internal growth opportunities until at least 1998 and, inasmuch as the Purchaser's belief as to the potential long-term value of an investment in the Shares is based upon future events, many of which are outside the control of the Company, there can be no assurance in respect thereof.

     Any analysis of the value of an investment in the Shares or the Debentures is necessarily uncertain, is based in substantial part on future events, including the Company's future operating performance and the implementation of its growth strategy, many of which are outside the control of the Company, and is heavily dependent upon the particular capitalization and discount rates, tax considerations and other investment criteria an investor determines to be appropriate for such investor's analysis. Accordingly, each Holder must make his, her or its own decision whether to tender Shares or Debentures pursuant to the Offers and should give careful consideration to the terms of, and consequences resulting from, the Offers and such other factors as such Holder determines to be relevant.

                            DESCRIPTION OF DEBENTURES

     The following is a summary of the material terms of the Debentures, forms of which (together with the 9% Indenture described below) have been filed as exhibits to the Company's filings with the Commission and can be obtained as described in "Certain Additional Information Regarding the Company -- Additional Information."

The following summary of the terms of the Debentures is qualified in its entirety by reference to the full text thereof as so filed.

9% Debentures

     The 9% Debentures were issued under an Indenture, dated as of November 15, 1994, between the Company and Continental Stock Transfer & Trust Company, as Trustee. The 9% Debentures are unsecured obligations which are subordinate to all senior indebtedness (as defined in the 9% Indenture) of the Company (estimated at $9.8 million as of September 30, 1996). The 9% Debentures mature on November 1, 1999 and bear interest at a rate of 9% per annum, payable semiannually on May 1 and November 1 of each year. The 9% Debentures are payable in Shares valued at the 9% Conversion Price or, if the Purchaser consents thereto under the Investment Agreement, in cash. The Company may redeem the 9% Debentures, on not less than 30 days prior notice, in whole or in part, at a redemption price of 108% from November 14, 1996 to November 14, 1997, 105% from November 14, 1997 to November 14, 1998 and 103% thereafter. The 9% Debentures are convertible, in whole or in part, into Shares at the option of the Holder at any time after February 1, 1997 (except for the $925,000 aggregate principal amount Presently Convertible 9% Debentures which are now convertible) at the 9% Conversion Price (subject to customary antidilution adjustments).

9.1% Debentures

     The 9.1% Debentures are unsecured obligations which are subordinate to all senior indebtedness (as defined in the 9.1% Debentures) of the Company (estimated at $ million as of September 30, 1996). The 9.1% Debentures mature on January 1, 2002 and bear interest at a rate of 9.1% per annum, payable quarterly in arrears on January 8, April 8, July 8 and October 8 of each year. The 9.1% Debentures are payable in Shares valued at the 9.1% Conversion Price or, if the Purchaser consents thereto under the Investment Agreement, in cash. The 9.1% Debentures are not subject to redemption or prepayment without the consent of the Holders. The 9.1% Notes are convertible, in whole or in part, into Shares at the option of the Holder, at any time after April 4, 1997 at the 9.1% Conversion Price (subject to customary antidilution adjustments).

                         THE RECAPITALIZATION AGREEMENTS

General

     Pursuant to the Investment Agreement, among other things, (i) the Purchaser initially invested $40.0 million in the Company and (ii) the Company (a) sold to the Purchaser 11,727,970 Shares, or 45.45% of the then-outstanding Shares after giving effect to such issuance (and prior to the sale of Shares to employees), and (b) issued to the Purchaser a Warrant (the "Warrant" and, together with the Investment Agreement and the other agreements entered into, the "Recapitalization Agreement") to acquire additional Shares or shares of Series F Stock automatically upon the happening of certain events. (See "-- Series F Stock" for a description of the terms of the Series F Stock.) In addition, the Purchaser is entitled to additional Shares (or Series F Stock) under certain provisions of the Investment Agreement (the "Post-Closing Adjustment Provisions") if certain events occur which vary adversely from the Purchaser's assumptions relating thereto. See "-- Post-Closing Adjustment Provisions" for a description of these provisions. The purpose of the Warrant and the Post-Closing Adjustment Provisions is to protect the Purchaser against (i) any dilution of its percentage interest in the Company acquired by Purchaser pursuant to its initial $40.0 million investment, the Company Call Option and the Purchaser Option (each as defined below) that is due to the exercise or conversion of outstanding warrants, options and other securities at prices below $3.75 or the conversion or deemed conversion of the Debentures or the 10% Debentures and (ii) the economically dilutive effects of any decrease in the value of the Company assumed by the Purchaser at the time of the Recapitalization by reason of adverse variations from certain assumptions made by the Purchaser in its valuation and pricing of its investment in the Company. See "Special Factors -- The Purchaser's Reasons for the Recapitalization and the Offers." In addition, as part of the Recapitalization, the parties agreed to the other matters described in this section of the Offer to Purchase.

Warrant

     The Warrant provides for the issuance of additional Shares (or Series F Stock) to the Purchaser without payment by the Purchaser of additional consideration if the Company issues Shares (i) under options, warrants or convertible securities outstanding on August 28, 1996 ("Subject Securities") at prices below $3.75 per Share (subject to adjustment as described below) and (ii) upon conversion of the Debentures or the 10% Debentures regardless of the conversion price. Any Debentures or 10% Debenture that have not previously converted into Shares, will be deemed for purposes of the Warrant to have been converted into Shares on the earlier of (i) the date of payment or redemption thereof and (ii) August 7, 1997. If any Debentures or 10% Debentures have been deemed converted and remain outstanding on August 7, 1998, then the Purchaser will have the right to receive additional Shares as under the Post-Closing Adjustment Provisions.

     The number of Shares issued to Purchaser upon the conversion of a Subject Security is equal to the number of Shares received by the holder of the Subject Security as a result of such conversion less the number of Shares which would have been received by the holder of the Subject Security as a result of such conversion had the person converted the Subject Security at $3.75 (subject to adjustment as described below) (the "Trigger Price"), multiplied by the sum of
(i) the number of Purchaser Shares then acquired by Purchaser pursuant to the Recapitalization Agreement and (ii) ten multiplied by the number of shares of Series F Stock acquired by Purchaser in lieu of any Shares issuable under the Recapitalization Agreement (collectively, the "Holder Shares"), divided by the sum of (a) the total number of Shares issued and outstanding on the date of such conversion and (b) ten multiplied by the total number of shares of Series F Stock outstanding on such date (collectively, the "Outstanding Shares"). The number of Shares issued to Purchaser in connection with the conversion of Debentures or 10% Debenture will be equal to the total number of Shares issued in connection with such conversion multiplied by a fraction, the numerator of which is the number of Holder Shares divided by the number of Outstanding Shares (with the quotient being the "Ratio") and the denominator of which is one minus the Ratio. The Trigger Price, the number of Holder Shares and the number and class of shares to be issued pursuant to the Warrant are subject to customary antidilution protections.

     The Company's issuance pursuant to the Redemption Agreement of 203,257 shares of Series G Stock to Purchaser in connection with the redemption of the 10% Debentures entitled Purchaser to the issuance of 169,374 shares of Series F Stock under the Warrant (which Series F Stock will be convertible into 1,693,740 Shares if Shareholder Approval therefor is obtained). See "-- Series F Stock" and "Special Factors -- The Redemption Agreement." The conversion of the Debentures purchased by the Purchaser pursuant to the Offers will entitle the Purchaser (assuming all of the outstanding Debentures were purchased), under the Warrant, to the issuance of an additional 396,909 shares of Series F Stock (which Series F Stock will be convertible into 3,969,061 Shares if Shareholder Approval therefor is obtained). See "The Redemption Agreement."

Post-Closing Adjustment Provisions

     In connection with the Recapitalization Agreements, the Purchaser made certain assumptions as to various matters in valuing the equity of the Company at $88 million (including the $40.0 million initially invested by the Purchaser) including (i) that the Company had rights to develop Malibu and Mountasia family entertainment centers worldwide, subject to certain specified exceptions, (ii) that the Company would be successful in acquiring certain properties used in significant parks which are currently subject to ground leases which expire in the near future and acquiring certain facilities for prices not exceeding the specified purchase prices, (iii) that the Company's actual liability for litigation, legal compliance, environmental and certain other contingent liabilities as of the Closing did not, in the aggregate, exceed $1.5 million (the "Contingency Hurdle Amount"), (iv) all Convertible Debt would be converted into Shares on or before August 7, 1997, (v) that the Company would obtain consents and waivers of certain third party registration rights, and (vi) the accuracy of the Company's representations and warranties in the Investment Agreement. The Investment Agreement provides that, if any such assumption was, is or becomes incorrect in a manner adverse to the value of Company, the Purchaser is entitled under the Post-Closing Adjustment Provisions to the issuance of additional Shares in recognition of the adverse impact on the assumed equity value.

     The Purchaser currently estimates that the amount of the Company's contingent liabilities as of the Closing exceeded the Contingency Hurdle Amount by at least the value of the Settlement Shares. Such excess could be substantially higher. However, the Company has not agreed as of the date of this Offer To Purchase to any adjustment under the Post-Closing Adjustment Provisions, and the ultimate amount of any adjustment thereunder cannot presently be ascertained. All determinations on the part of the Company with respect to the Investment Agreement, including the Post-Closing Adjustment Provisions, are required to be made by the Independent Directors.

Company Call Option and Purchaser Option

     The Investment Agreement provides that, for a period of three years from the Closing, the Company has the right to compel the Purchaser to invest up to an additional $22.7 million (less any amount invested upon exercise of the Purchaser Option described below) to purchase Shares at a purchase price of $3.41 per share, subject to adjustment as described below (the "Company Call Option"), and that, for a period of five years from the Closing, the Purchaser has the right to require the Company to sell to it additional Shares at $3.41 per share, subject to adjustment as described below for an aggregate of not more than $22.7 million (less any amount invested upon exercise of the Company Call Option) (the "Purchaser Option"). The $3.41 per Share initial exercise price under the Company Call Option and the Purchaser Option is subject to adjustment so that is it equal to the Purchaser's net effective price per share on its original $40.0 million investment after taking into account any Shares or Series F Stock issued to the Purchaser without additional consideration pursuant to the Warrant and the Post-Closing Adjustment Provisions described above. In the event that Shareholder Approval has not been obtained, the shares issuable upon exercise of either the Company Call Option or the Purchaser Option will be shares of Series F Stock. The proceeds from the exercise of either such options may only be used to fund equity required for new investments approved by the Company Board.

Series F Stock

     If the Company has not obtained Shareholder Approval for conversion of Series F Stock into Shares, the shares of capital stock of the Company issued as a result of the exercise of the Company Call Option and the Purchaser Option will be Series F Stock. If such Shareholder Approval has not been obtained and the issuance of Shares would result in the Purchaser owning a majority of the Shares, the shares of capital stock of the Company issued under the Warrant or the Post-Closing Adjustment Provisions will be Series F Stock. Any Series F Stock issued upon exercise of the Company Call Option or the Purchaser Option will be issued at a 15% discount from the price at which it would otherwise be issued or, if issued without consideration, 15% more shares of Series F Stock will be so issued than would otherwise be issuable and such Series F Stock will be convertible into Shares after Shareholder Approval of the issuance of Shares pursuant to the Recapitalization Agreement is obtained or under certain other circumstances. See "Special Factors -- Redemption Agreement" for a description of the terms of the Series F Stock.

Representation on the Company Board

     Pursuant to the Investment Agreement, the Purchaser has the right to designate up to six of the 14 members of the Company Board, including the Chairman of the Board. In addition, the Standstill Agreement entered into by the Purchaser with the Company as part of the Recapitalization Agreement provides that at each meeting of the Shareholders of the Company persons designated by the Purchaser and the Company will vote all management proxies (other than those that specifically indicate to the contrary) in favor of such nominees. The number of persons designated by the Purchaser to serve on the Company Board must at all times be sufficient so that the number of Purchaser designees relative to the whole Company Board is proportional to the Purchaser's beneficial ownership of the outstanding voting securities in relation to the total outstanding voting securities, except (i) that for so long as the Purchaser owns more than 10% of the outstanding voting securities of the Company, the Purchaser is entitled to designate two directors, (ii) in no event is the Company required to take any action that would result in the number of the Purchaser's designees exceeding more than one less than a majority of the Company Board, and (iii) so long as the number of directors comprising the Company Board is between seven and 14, the number of Purchaser designees will not exceed 40% of the total number of directors. In addition, the Standstill Agreement provides that, for so long as the Purchaser holds more than 10% of the total outstanding voting securities, the Company Board will ensure that at least one director designated by the Purchaser is a member of each committee of the Company Board and such director may designate an alternate director to act in his or her stead.

     In accordance with the foregoing, the Company increased the size of the Company Board to 14 members and elected Daniel A. Decker, Richard M. FitzPatrick, James T. Hands, Donald J. McNamara, Kurt C. Read and Robert A. Whitman to fill the vacancies created thereby, with Mr. Whitman assuming the position of Chairman of the Board. The terms of office of each of these individuals expire at the next annual meeting of shareholders of the Company. For information as to Messrs. Decker, McNamara and Whitman, see Annex A. Messrs. FitzPatrick, Hands and Read are each employed by Hampstead.

Certain Rights Offerings

     The Recapitalization Agreement provides that, if the Company determines to seek additional equity capital during the 18-month period following the Closing, then the Company will use its best efforts to raise such capital through the exercise of the Company Call Option or through one or more rights offerings to the holders of Shares. The Purchaser agreed to exercise all rights to purchase Shares issued to it in connection with any such rights offerings and if the rights offered by the Company are non-assignable, the Purchaser has agreed to acquire any and all Shares not purchased by distributees of such unexercised rights; provided, however, that the Purchaser will not be obligated to pay more than $30.0 million for the exercise of all such rights and such purchases.

Indemnification

     The Company has agreed in the Recapitalization Agreement and the Redemption Agreement to indemnify and hold harmless the Purchaser and each of its affiliates and associates (each as defined under Rule 405 of the Securities Act) and their respective partners, officers, directors, employees, attorneys, advisors and agents and any person controlling, controlled by or in common control with any of the foregoing ("Indemnified Parties"), from and against all losses, claims, liabilities, damages, costs (including without limitation attorneys' fees and expenses) and expenses or actions in respect thereof or arising out of any actual or threatened claim against such Indemnified Party by a person or entity related to or arising out of or in connection with the Investment Agreement, the Warrant, the Standstill Agreement, the Redemption Agreement, the Offers or any other agreement prepared and delivered in connection with the transactions contemplated hereby or thereby or any actions taken by any Indemnified Party in connection with the transactions contemplated thereby (collectively, "Transactional Losses"), except that the Company will not be liable to any Indemnified Party for any Transactional Losses to the extent such Transactional Losses resulted primarily from such Indemnified Parties' material breach of the Investment Agreement or the Redemption Agreement or a misstatement or omission contained in a report filed by such Indemnified Party pursuant to the Exchange Act unless such misstatement or omission relates to information furnished or confirmed by or on behalf of the Company. The Company has also agreed to indemnify and hold harmless each Indemnified Party from and against any loss, damage or expense (including without limitation reasonable attorneys' and accountants' fees and charges) suffered, directly or indirectly, as a result of any inaccuracy in or breach of any of the representations, warranties, covenants or agreements of the Company in the Investment Agreement, the Redemption Agreement or any other document contemplated by the Investment Agreement, or any inaccuracy or misrepresentation by the Company or any subsidiary of the Company in any document, certificate or affidavit delivered by the Company at the closing under the Investment Agreement. Notwithstanding the foregoing, no Indemnified Party is entitled to indemnification with respect to any claims for breaches of representations and warranties until the aggregate amount of all such losses, damages or expenses (other than Transactional Losses) suffered by the Indemnified Parties in the aggregate exceeds $100,000 ("Threshold"), whereupon the Indemnified Parties will be entitled to indemnification from the Company for the full amount of all such losses (other than Transaction Losses) up to an aggregate total amount of $40.0 million ("Cap"). The Threshold and the Cap do not apply with respect to any loss relating directly or indirectly to claims of any nature relating to claims (i) relating to, resulting from or arising out of any breach of any covenant or agreement under the Investment Agreement or in any other document contemplated thereby or (ii) against any Indemnified Party made by or on behalf of any director or officer for the Company or any of its subsidiaries. The Purchaser has indemnified the Company's Indemnified Parties on terms similar to the Company's indemnification of the Purchaser's Indemnified Parties for breaches of the Purchaser's representations, warranties and covenants contained in the Investment Agreement and such indemnification is subject to the Threshold and the Cap.

Registration Rights Agreement

     Pursuant to the Investment Agreement, the Purchaser has the right to require the Company to register for sale to the public under the Securities Act (each a "Demand Registration") all or a portion (but not less than 5%) of the Shares acquired by the Purchaser pursuant to the Investment Agreement or otherwise and any other shares of capital stock of the Company or securities that are exercisable to purchase, convertible into, or exchangeable for shares of capital stock of the Company owned by the Purchaser of any affiliate of the Purchaser, including any Shares or Debentures (or capital stock into which the Debentures are convertible) acquired by Purchaser pursuant to the Offers. The Purchaser is entitled to five Demand Registrations and has the right to participate in other registrations by the Company of its equity securities (a "Piggyback Registration"). The Company has agreed to pay the registration expenses of the Purchaser in connection with any Demand or Piggyback Registration.

Standstill Agreement

     Pursuant to the Standstill Agreement, the Purchaser agreed not to acquire beneficial ownership of any Company securities entitled to vote in the election of directors of the Company ("Voting Securities"), except as contemplated by the Recapitalization Agreement, if after such acquisition the Purchaser would beneficially own 50% or more of the aggregate number of votes which may be cast by the holders of the Voting Securities unless such acquisition received the prior approval of the Independent Directors.

     In connection with the Purchaser's agreement to fund the redemption of the 10% Debentures and the Company's announcement of the Purchaser's intention to make the Offers, the Company and the Purchaser amended the Standstill Agreement to permit the Purchaser to purchase Shares and Debentures pursuant to the Offers. As amended, Shares may be purchased pursuant to the Offer, but all such Shares, so long as they are held by the Purchaser Group and to the extent they exceed 49.9% of all outstanding Shares at the time in question, must be voted in the same proportion as Shares voted by Shareholders other than the Purchaser unless or until Shareholder Approval for the conversion of Series F stock into Shares is obtained or the Standstill Agreement is no longer in effect.

     The restrictions on the Purchaser under the Standstill Agreement terminate after ten years or, if earlier, upon the occurrence of certain events, including
(i) if any Person (other than the Purchaser or its Affiliates) announces an intention to commence a tender offer for more than 10% of the Voting Securities or the Company enters into an agreement (including an agreement in principle) providing for a merger or other business combination transaction involving the Company and (ii) the Purchaser's acquisition, pursuant to the Investment Agreement, the Warrant, the Company Call Option, the Purchaser Option or the conversion of Series F Preferred or Series G Preferred into Shares, of Shares or such other Voting Securities representing a majority of the total voting power of the Company.

                                   THE OFFERS

Terms of the Offers

     On the terms and subject to the conditions of the Offers, including, with respect to the 9.1% Debentures, the Minimum 9.1% Debenture Condition (see "-- Certain Conditions of the Offers"), the Purchaser will accept for payment, and thereby purchase, all Shares and Debentures validly tendered prior to the Expiration Date and not properly withdrawn in the manner described in "-- Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on January 7, 1997 , unless and until the Purchaser, in its sole discretion, has extended the period of time for which the Offers are open, in which event the term "Expiration Date" will mean the latest time and date on which the Offers, as so extended by the Purchaser, expires. If, at any time prior to or on the date of the expiration of the Offers the Purchaser determines that it is likely that the Offer will result in the delisting of the Shares from trading on the AMEX, the Purchaser will make a public announcement of such determination and extend the Offer for an additional period of not less than ten business days following such announcement (unless the Expiration Date for the Offer was already more than ten business days after the date of such announcement).

     The Purchaser expressly reserves the right, at any time or from time to time, and regardless of the circumstances, to (i) extend the period of time during which the Offers are open and thereby delay acceptance for payment of, and the payment for, any Shares and Debentures, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offers in any respect by giving oral or written notice of such amendment to the Depositary. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's right to extend, amend or terminate the Offers as described in "-- Certain Conditions of the Offers." Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of the Purchaser under such Rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a release to the Dow Jones News Service. If the Purchaser extends the Offers, then, without prejudice to the Purchaser's rights under the Offers, the Depositary may retain tendered Shares and Debentures on behalf of the Purchaser, and such Shares and Debentures may not be withdrawn, except to the extent tendering Shareholders are entitled to withdrawal rights as described in "-- Withdrawal Rights."

     If the Purchaser makes a material change in the terms of the Offers or the information concerning the Offers or waives a material condition of the Offers, the Purchaser will disseminate additional tender offer materials and extend the Offers to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changed. In a public release, the Commission has stated that, in its view, a tender offer must remain open for a minimum period of time following a material change in the terms of the offer and that a waiver of a material condition is a material change in the terms of the offer. The release states that an offer must remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The requirement to extend the Offers will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration time equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offers to Purchase, "business day" means any day, other than Saturday, Sunday, or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight New York City time.

     If, at any time prior to or on the date of the expiration of the Offers the Purchaser determines that it is likely that the Offer will result in the delisting of the Shares from trading on the AMEX, the Purchaser will make a public announcement of such determination and extend the Offer for an additional period of not less than ten business days following such announcement (unless the Expiration Date for the Offer was already more than ten business days after the date of such announcement).

     The Purchaser has requested and obtained from the Company the Company's list of Debenture Holders, the Company's Shareholder list, a non-objecting beneficial owners list and security position listing for the purpose of disseminating the Offers to Holders. The Offer To Purchase, the Letter of Transmittal and other relevant materials are being mailed by the Purchaser to record holders of Shares and Debentures and are being furnished to brokers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's Shareholder lists or Debenture Holders list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial Holders.

Acceptance for Payment and Payment for Shares and Debentures

     On the terms and subject to the conditions of the Offers (including, if the Offers are extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and thereby purchase, and will pay for all Shares and Debentures validly tendered prior to the Expiration Date (and not properly withdrawn in the manner described in "-- Withdrawal Rights") as soon as practicable after the later of (i) the Expiration Date and
(ii) the satisfaction or waiver of the conditions described in "-- Certain Conditions of the Offers." In all cases, payment for Shares and Debentures purchased pursuant to the Offers will be made only after timely receipt by the Depositary of (a) debentures representing such Debentures and Certificates representing such Shares, or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at the Philadelphia Depository Trust Company or The Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") in accordance with the procedures described in "-- Procedure for Tendering Shares," (b) a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, or an Agent's Message (as hereafter defined) in the case of a book-entry transfer, and (c) all other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offers, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares and Debentures if, as and when the Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares and Debentures for payment. Payment for Shares and Debentures accepted for payment pursuant to the Offers will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering Shareholders for purposes of receiving payment from the Purchaser and transmitting payments to the tendering Shareholders. Payments for the Debentures will include accrued interest through the date of payment for such Debentures. Under no circumstances will interest on the purchase price for Shares be paid.

     If any tendered Shares and Debentures are not accepted for payment pursuant to the terms and conditions of the Offers for any reason, or if Certificates representing more Shares, or debentures representing more Debentures, than are tendered are submitted to the Depositary, Certificates or debentures for such unpurchased or untendered Shares or Debentures will be returned, without expense to the tendering Holder (or, in the case of Shares tendered by the book-entry transfer of such Shares into the Depositary's account at a Book- Entry Transfer Facility in accordance with the procedures set forth in "-- Procedure for Tendering Shares," such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination, or withdrawal of the Offers.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Holders pursuant to the Offers, such increased consideration will be paid to all Holders whose Shares or Debentures are purchased pursuant to the Offers whether or not such Shares or Debentures have been tendered prior to such increase in consideration.

     The Purchaser reserves the right, in its sole discretion, to transfer or assign to any person, in whole or from time to time in part, Shares or Debentures now or hereafter beneficially owned by it. Any transfer or assignment contemplated in this paragraph will not relieve the Purchaser of its obligations under the Offers and will in no way prejudice the rights of tendering Holders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offers.

Procedure for Tendering Shares or Debentures

     For Shares and Debentures to be validly tendered pursuant to the Offers, a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and all other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer To Purchase on or prior to the Expiration Date. In addition, either (i) Certificates representing Shares and debentures must be received by the Depositary, together with the Letter of Transmittal, at such address, or such Shares must be tendered pursuant to the procedures for book-entry tender described below and a Book-Entry Confirmation received by the Depositary, in each case prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with. Delivery of documents to an account established by the Depositary at a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offers within two business days after the date of this Offers to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer. Although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and all other documents required by the Letter of Transmittal, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offers to Purchase prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

     If Shares or Debentures are tendered otherwise than (i) by a registered holder of such Shares or Debentures or (ii) for the account of a financial institution that is a participant in the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program (each an "Eligible Institution"), all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the Certificates representing Shares or debentures are registered in the name of a person other than the signer of a Letter of Transmittal, the Certificates representing Shares or Debentures must be endorsed or accompanied by appropriate unit powers, in either case signed exactly as the name or names of the registered holder or holders appear on the Certificates or debentures, with the signatures on the Certificates or debentures or unit powers guaranteed as provided in the Letter of Transmittal. See Instruction 1 of the Letter of Transmittal.

     The method of delivery of all required documents is at the election and risk of each Holder. If delivery is by mail, the use of registered mail with return receipt requested, properly insured, is recommended.

     If a Holder desires to tender Shares or Debentures pursuant to the Offers and such Holder's Certificates representing Shares or debentures are not immediately available or such Holder cannot deliver such Holder's Certificates or debentures and all other required documents to the Depositary on or prior to the Expiration Date, or if the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are complied with:

          (i) such tenders are made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

          (iii) the Certificates for all physically delivered Shares or Debentures in proper form for transfer or a Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and all other documents required by the Letter of Transmittal, are received by the Depositary within five business days after the date of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     In all cases, payment for Shares and Debentures tendered and accepted for payment pursuant to the Offers will be made only after timely receipt by the Depositary of Certificates representing such Shares or Debentures or of a Book-Entry Confirmation relating to such Shares or Debentures and a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and all other documents required by the Letter of Transmittal.

     By executing a Letter of Transmittal as set forth above, a tendering Shareholder irrevocably appoints designees of the Purchaser as such Holder's attorneys-in-fact and proxies, each with full power of substitution and resubstitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Shareholder's rights with respect to the Shares tendered by such Holder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offers to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment pursuant to the Offers. Upon such appointment, all prior proxies given by such Shareholder (with respect to such Shares and such other Shares and securities) will be revoked, without further action, and no subsequent proxies may be given by such Shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will be empowered, among other things, to exercise all voting and other rights of such Shareholder as they in their sole discretion may deem proper at any meeting of the Shareholders or otherwise. In order for Shares to be validly tendered, upon the acceptance for payment of such Shares the Purchaser must be able to exercise full voting rights with respect to such Shares (or other securities or rights), including voting at any meeting of Shareholders, whether or not scheduled, and consenting to any action to be taken by Shareholders in the absence of a meeting.

     In order for any tender of Shares and Debentures to be valid, it must be in proper form. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares and Debentures, and all other determininations by the Purchaser contemplated by the Offers, including in respect of the conditions to the Offer and the determination as to continued listing of the Shares on the AMEX as described in "-- Terms of the Offers", will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the right to waive any defect or irregularity in the tender of any Shares or Debentures. No tender of Shares or Debentures will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offers (including this Offer To Purchase, the Letter of Transmittal and instructions thereto) will be final and binding.

     The sale of Shares or Debentures pursuant to the offer will also constitute a sale of all rights relating to the Holder's ownership of Shares or Debentures, including any rights in respect of claims against the Company or any other Person, including without limitation the Purchaser (except that nothing herein will relieve any Person, including without limitation the Purchaser, from any liability arising under the federal securities laws in connection with the Offers). Without limiting the generality or effect of the foregoing, upon the purchase of Debentures pursuant to the offer, the Purchaser shall have thereby obtained the right to all Debenture Interest.

     The tender of Shares and Debentures pursuant to one of the procedures described above will constitute a binding agreement between the tendering Holder and the Purchaser on the terms and subject to the conditions of the Offers, including the tendering Holder's representation and warranty that (i) such Holder has full power and authority to tender, sell, assign and transfer such Shares or Debentures and (ii) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and will not be subject to any adverse claim.

Withdrawal Rights

     Except as otherwise stated below, tenders of Shares and Debentures made pursuant to the Offers are irrevocable. Shares and Debentures tendered pursuant to the Offers may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offers, may also be withdrawn at any time after January 13, 1997.

     For a withdrawal to be effective, a written, telegraphic or facsimile notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offers to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares or Debentures to be withdrawn, the number of Shares or Debentures to be withdrawn and the names in which the Certificates representing the Shares or Debentures to be withdrawn are registered, if different from that of the person who tendered such Shares. If Certificates representing Shares or Debentures have been delivered or otherwise identified to the Depositary, then, prior to the release of such Certificates, the tendering Holder must also submit the serial numbers shown on the particular Certificates representing the Shares or Debentures to be withdrawn and, unless such Shares or Debentures have been tendered for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares or Debentures have been tendered pursuant to the procedures for book-entry transfer set forth in "-- Procedure for Tendering Shares or Debentures," any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares or Debentures.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

     Withdrawals may not be rescinded, and any Shares or Debentures properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offers, but may be retendered at any subsequent time prior to the Expiration Date by again following one of the procedures described in "-- Procedure for Tendering Shares or Debentures."

Source and Amount of Funds

     Assuming that all Shares and Debentures are validly tendered and not withdrawn, the maximum amount of funds required to purchase Shares and Debentures pursuant to the Offers to pay related fees and expenses is estimated to be $74.1 million. Purchaser will obtain these funds from capital contributions, pursuant to funding commitments of its partners. Neither of the Purchaser nor its partners intends to incur substantial borrowings to fund the purchase of Shares pursuant to the offer.

     The Company is required under the Redemption Agreement to pay or reimburse Purchaser for all reasonable documented fees, costs and expenses incurred in connection with the Offers, whether or not the Offers are consummated.

Certain Conditions of the Offers

     Notwithstanding any other provision of the Offers, the Purchaser will not be required to accept for payment, purchase or pay for any Shares or Debentures tendered, and may postpone the acceptance for payment, the purchase of and/or the payment for, Shares or Debentures and/or may amend or terminate the Offers if, (i) as to the 9.1% Debentures, the Minimum 9.1% Debenture Condition is not satisfied and (ii) as to the Shares, the 9% Debentures and the 9.1% Debentures, if at any time at or before payment for any Shares or Debentures tendered pursuant to the Offers (whether or not any Shares or Debentures have theretofore been accepted for payment or paid for pursuant to the Offers) any of the following events shall occur:

          (a) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the Offers, the Recapitalization Agreements or the Redemption Agreement, or any subsequent merger, consolidation or other business combination or other transaction involving the Purchaser and the Company, or any other action shall have been taken, proposed or threatened, by any domestic or foreign court, legislative body or governmental agency, or other regulatory or administrative agency or commission, or any other person or entity, which (i) challenges or seeks to challenge the Offers or any transaction contemplated by the Recapitaliation Agreements or the Redemption Agreement, makes or seeks to make illegal, delays or seeks to delay, or otherwise directly or indirectly restrains or prohibits or seeks to restrain or prohibit the making or consummation of the Offers or the acceptance for payment of, or payment for, any Shares or Debentures by the Purchaser (or any of its affiliates), or the consummation of any subsequent merger, consolidation or other business combination transaction or other transaction involving the Purchaser and the Company, or any transaction contemplated by the Recapitalization Agreements or the Redemption Agreement, (ii) prohibits or restricts or seeks to prohibit or restrict the ownership or operation by the Purchaser (or any of its affiliates) of all or any material portion of its own or the Company's securities (including Shares and ebentures), business or assets, or compels or seeks to compel the Purchaser (or any of its affiliates) to dispose of or hold separate all or any portion of the Shares or other securities of the Company or the Company's business or assets, (iii) imposes or seeks to impose limitations on the ability of the Purchaser or any of its affiliates to acquire or hold or to exercise full rights of ownership of the Shares, Debentures or other securities of the Company, including, but not limited to, the right to vote the Shares purchased by them on all matters properly presented to the Company, (iv) imposes or seeks to impose any limitations on the ability of the Purchaser (or any of its affiliates) effectively to control in any respect the holding, voting, sale or any other matter pertaining to Shares or any other securities of the Company or the business and operations of the Company, (v) in the sole judgment of the Purchaser, might result in a limitation of the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offers, the value of the Shares or the Debentures to the Purchaser, the Recapitalization Agreements or the Redemption Agreement, (vi) imposes or seeks to impose any material condition to the Offers unacceptable to the Purchaser, or (vii) otherwise directly or indirectly relates to the Offers, the Recapitalization Agreements, the Redemption Agreement or any transaction contemplated by any of the foregoing, or any business combination or other transaction with or involving the Company, or which otherwise, in the sole judgment of the Purchaser, might adversely affect the Purchaser, the Company or any of their respective affiliates; or

          (b) any litigation, application, claim, counterclaim or similar proceeding shall have been threatened or commenced in or before any domestic or foreign court, legislative body or governmental agency, or other regulatory or administrative agency or commission, which, in the sole judgment of the Purchaser, could result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above or which obtains or seeks to obtain any damages, or otherwise relates directly or indirectly to the transactions contemplated by the Offers, the Recapitalization Agreements or the Redemption Agreement, or any subsequent merger, consolidation or other business combination with or involving the Company, or there has occurred a development in any litigation, application, claim, counterclaim or proceeding commenced prior to the time of the commencement of the Offers which could have any such effect; or

          (c) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, financial condition, results of operations or prospects of the Company or in respect of the Purchaser's rights under the Recapitalization Agreements or the Redemption Agreement, which, in the sole judgment of the Purchaser, is, or may be, materially adverse to the Company, or the Purchaser shall become aware of any fact (including without limitation any such change or development) which, in the sole judgment of the Purchaser, has, or may have, materially adverse significance with respect to the Company or the Purchaser's investments therein or in securities thereof; or

          (d) there shall have occurred (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, (ii) any general suspension of trading in, or limitation of prices for, securities on any United States national securities exchange or in the over-the-counter market, (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Purchaser's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant change in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad that, in the sole judgment of the Purchaser, could have a material effect on the Company's business, financial condition, results of operations or prospects or the value of the Shares or any other securities of the Company or that, in the sole judgment of the Purchaser, makes it inadvisable to proceed with the Offers, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offers, in the Purchaser's sole judgment, a material change therein; or

          (e) a tender offer or exchange offer for some portion or all of the Shares or Debentures shall have been commenced or publicly proposed to be made by any other person or entity, or it shall have been publicly disclosed or the Purchaser shall have learned or the Purchaser shall have cause to believe that any other person or entity shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or Debentures, a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business), or a recapitalization or other transaction outside the ordinary course of business of the Company, with or involving the Company or any other transaction involving the issuance of securities of the Company, or the Company shall have authorized, recommended or proposed, or shall have announced an intention to authorize, recommend or propose, any other material change in its capitalization; or

          (f) the Purchaser and the Company shall have reached an agreement or understanding that the Offers be terminated or amended or the purchase or payment for Shares or Debentures be postponed pursuant thereto; or

          (g) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offers or otherwise shall not have expired or been terminated; or

          (h) the Company shall breach any provision of the Recapitalization Agreements or the Redemption Agreement.

The foregoing conditions may be asserted by the Purchaser regardless of the circumstances and are for the sole benefit of the Purchaser and its affiliates. The foregoing conditions may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

Dividends and Interest on Debentures

     The Company has not paid a dividend on the Shares since the Company has been publicly owned. Whether or not the Purchaser increases its equity ownership in the Company, the Purchaser has no current plans or proposals to seek to modify the Company's current dividend policy, although it reserves the right to do so. Accordingly, there can be no assurance as to whether or when, or at what levels, any future cash distributions to Holders will be made.

     If, on or after November 14, 1996, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company, or (iii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, then, without prejudice to the Purchaser's rights described "-- Terms of the Offers" and "-- Certain Conditions of the Offers," the Purchaser, in its sole discretion, may make such adjustments in the purchase price and other terms of the Offers as it deems appropriate to reflect such split, combination or other change, including the amount and type of securities offered to be purchased.

     If, on or after November 14, 1996, the Company should declare or pay any dividend or other distribution on the Shares or make any distribution (including without limitation the issuance of additional Shares pursuant to a Share distribution or Share split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to Holders of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on the Company records of the Shares purchased pursuant to the Offers, then, without prejudice to the Purchaser's rights described under "Terms of the Offers" and "Certain Conditions of the Offers," (i) the purchase price per Share payable by the Purchaser pursuant to the Offers will be reduced by the amount of any such cash distribution in respect of the Shares and (ii) any such non-cash distribution or right to be received by the tendering Holders will be received and held by the tendering Holders and delivered to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     Interest under any of the Debentures payable as of an interest payment date prior to the date of acceptance for payment of Debentures tendered pursuant to the Offers will be retained by the registered owner of the Debentures on which such interest was paid as of such date. For purposes of the Offers, "Debenture Interest" constitutes interest on the Debentures which is accrued and unpaid as of the date of acceptance for payment pursuant to the Offers.

Certain Legal Matters

     Except as described below, the Purchaser is not aware of any license or other regulatory permit which appears to be material to the business of the Company and that might be adversely affected by the Purchaser's acquisition of Shares or Debentures pursuant to the Offers any approval or other action by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares or Debentures by the Purchaser pursuant to the Offers or any state takeover statute that is applicable to the Offers. Should any such approval or other action be required, or any such state takeover statute be applicable, the Purchaser will evaluate at such time whether such approval or action will be sought or compliance with such takeover statute will be effected. There can be no assurance that any such approval, action or compliance, if needed, would be obtained or effected or, if obtained or effected, would be obtained or effected without substantial conditions or adverse consequences. The Purchaser's obligation to purchase and pay for the tendered Shares or Debentures is subject to certain conditions, including conditions relating to the legal matters discussed herein. See "-- Certain Conditions of the Offers."

     Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Purchaser expects to file a Notification and Report Form with respect to the acquisition of Shares pursuant to the Offers and other transactions contemplated by the Recapitalization Agreements and the Redemption Agreement as promptly as practicable after commencement of the Offer. At any time before or after the Expiration Date or the consummation of the Offers, notwithstanding that the waiting period under the HSR Act has expired, the FTC, the Antitrust Division or any state could take such action under the antitrust laws of the United States or such state, as the case may be, as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Offers. State governmental authorities or private persons may also seek to take legal action under the antitrust laws under certain circumstances. Any such actions could result in the extension, amendment or termination of the Offers.

Fees and Expenses

     The Purchaser has retained Continental Stock Transfer & Trust Company to act as the Depositary and MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offers. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and in person and will request brokers, dealers and other nominee Shareholders to forward materials relating to the Offers to beneficial owners of the Shares. The Depositary and the Information Agent each will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith. Employees of the Purchaser or its affiliates may make solicitations in connection with the Offers, but they will not receive any additional compensation therefor. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing expenses incurred by them in forwarding material to their customers.

     Expenses estimated to be incurred by the Purchaser in connection with the Offers are as follows:

          Depositary and information fees.......................      $  25,000
          Legal fees............................................        100,000
          Printing, mailing and distribution expenses...........         50,000
          SEC filing fee........................................         14,766
                                                                      ---------
          Miscellaneous fees and expenses.......................         22,071

            Total..............................................       $ 211,837
                                                                      =========

The Company is required under the Redemption Agreement to pay or reimburse Purchaser for all reasonable documented fees, costs and expenses incurred in connection with the Offers.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

General

     The Company is a Georgia corporation with its principal executive offices located at 5895 Windward Parkway, Suite 220, Alpharetta, Georgia.

     The Company develops, owns and manages FECs called Mountasia Family FunnCenters(TM) or "Malibu Grand Prix" centers. FECs consist of several entertainment attractions, including elaborate miniature golf courses featuring cascading waterfalls, underground caves and heavily landscaped grounds and video and skill game rooms, as well as fast food and souvenir concessions. Each FEC is intended to create a fun-filled environment which appeals to the entire family and can be enjoyed at a reasonable price. The Company's business strategy is to bring professional management techniques to a traditionally fragmented industry by developing a worldwide network of family entertainment centers located principally in major, non-resort metropolitan areas. On November 15, 1994, the Company acquired Malibu, the owner and operator of 21 Malibu Grand Prix Centers located in nine states. Malibu Grand Prix centers generally feature a combination of scaled grand prix racetracks utilizing Virage(C) race cars, miniature golf courses, video arcades, go-kart tracks, batting cages, bumper boats, trains, carousels and food service/merchandise facilities. With the Malibu acquisition, the Company became one of the largest owners and operators of FECs in the United States.

     For a discussion of the Company's current business strategy, see "Background of the Offers -- The Purchaser's Reasons for the Recapitalization and the Offers."

Financial Information

     The following summary consolidated financial information relating to the Company has been taken or derived from the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K\A for the year ended September 30, 1995 (the "1995 Form 10-K") and the unaudited interim consolidated financial statements in the Company's Quarterly Reports on Form 10-Q for the quarter ended December 31, 1995 (the "1996 First Quarter 10-Q") and the quarter ended September 30, 1996 (the "1996 Third Quarter 10-Q"), which financial statements are hereby incorporated in their entirety herein by this reference. The 1995 Form 10-K, 1996 First Quarter 10-Q and the 1996 Third Quarter Form 10-Q may be examined and copies may be obtained from the offices of the Commission as described in "Additional Information." See "Miscellaneous."

                                    MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                                    SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                            (Dollars in thousands, except per Share amounts and ratios)


                                                      Nine Months Ended at                 Twelve Months Ended and at
                                                         September 30,       Three Months         September 30,
                                                    -----------------------      Ended     -------------------------
Income Statement Data:                               1996             1995     12/31/95       1995          1994
                                                     ----             ----     --------       ----          ----
 Total operating revenues:                     $     30,554   $    39,827        6,419   $    46,207   $    28,177
 Net income (loss) applicable to                     (7,998)       (1,500)      (3,798)       (2,634)        1,232
    common stock before extraordinary
    items and effect of changes in
    accounting principle
 Net income (loss) applicable to                     (8,536)       (1,500)      (3,798)       (3,072)        1,232
    common stock
 Ratio of earnings to fixed charges                     (a)           (a)          (a)           (a)           (a)

  Balance Sheet Data:
 Working capital (deficit)                            5,268        (8,253)      (5,746)       (1,317)
 Total assets                                       116,384       100,195      100,195        62,926
 Total indebtedness                                  31,396        40,102       40,102        21,579
 Total shareholders' equity                          74,853        46,989       46,989        31,827
 Net book value per share of                                  $      2.68   $     4.51   $      4.51   $      4.81
    common stock (b)

 Net income (loss) per share of common stock:
 Net income (loss) before extraordinary               (0.58)        (0.19)       (0.45)        (0.19)        (0.34)
    item and cumulative effect of a
    change in accounting principle
 Extraordinary item                                   (0.04)         0.00         0.00          0.00          0.06
 Cumulative effect of a change in                      0.00          0.00         0.00         (0.06)         0.00
    accounting principle
 Net (loss) per share                                 (0.62)        (0.19)       (0.45)        (0.19)        (0.40)

  Weighted average number of Common Shares       13,687,288     7,901,366    8,374,750     7,719,727     6,268,751
Outstanding
  Number of Common Shares outstanding at end     27,960,927     7,850,868    7,850,868     7,850,868     6,619,842
     of period

----------
     (a) Earnings have been inadequate to cover fixed charges and preferred dividends for all periods presented.
     (b) Computed based upon the common shareholders' equity divided by the total number of shares of common stock outstanding at the end of the period.
     (c) The Company changed its fiscal year to a December 31st year end during 1995. The three months ended December 31, 1995 is being presented to provide a more complete presentation. The results of operations for the comparable prior year period, the three months ended December 31, 1994, reported a net loss of $1,496,171 or $0.21 per share on total revenues of $4,160,259.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file with the Commission periodic reports and other information relating to its business, financial condition, and other matters. The Company is required to disclose in such reports certain information, as of particular dates, concerning the Company's operating results and financial condition, its officers and directors, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters. These reports and other informational filings required by the Exchange Act should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and also should be available for inspection and copying at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611 and 7 World Trade Center, 13th Floor, New York, New York 10048. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's Web site address, http: // www.sec.gov. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the Company may also be obtained at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     Certain of the information contained in this Offers to Purchase concerning the Company is based upon publicly available documents or records on file with the Commission. Although the Purchaser is not aware that any such document or record filed since the Closing is materially false or misleading, the Purchaser does not accept any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events which have occurred or may affect the significance or accuracy of any such information. See "Miscellaneous."

                  CERTAIN INFORMATION CONCERNING THE PURCHASER

     The Purchaser is a Delaware limited partnership with its principal executive offices at 4220 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

     The principal business of the Purchaser is to invest in the Company. Since its formation, Purchaser has not engaged in any activities unrelated to the Recapitalization Agreements, the Redemption Agreement or the Offers. As of November 14, 1996, the Purchaser (i) owned 11,727,970 Shares, or 41.8% of the outstanding Shares, (ii) is entitled, upon the occurrence of certain future events outside the Purchaser's control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional Shares or other securities (see "The Recapitalization Agreements -- The Warrant;" and "-- Post-Closing Adjustment Provisions"), (iii) has agreed to purchase certain additional securities which, if Shareholder Approval for such conversions is obtained (see "Background of the Offers -- Certain Events Following the Recapitalization"), would be convertible into 2,032,565 additional Shares, and (iv) has certain other rights in respect of its investments in the Company and the purchase of securities from the Company. See "Background of the Offers -- The Recapitalization" and "The Recapitalization Agreements." Annex A hereto sets forth the following information with respect to certain persons related to Purchaser: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted; (d) material occupations, positions, offices or employments during the last five years, giving the starting and ending dates of each and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on; and (e) citizenship.

                                  MISCELLANEOUS

     No person has been authorized to give any information or make any representation other than as contained in this Offers to Purchase or the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     The Offers are being made to all Holders. The Purchaser is not aware of any jurisdiction in which the making of the Offers is prohibited by administrative or judicial action pursuant to a state statute. If the Purchaser becomes aware of any jurisdiction where the making of the Offers is so prohibited, the Purchaser will make a good faith effort to comply with any such statute or seek to have such statute declared inapplicable to the Offers. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offers will not be made to (nor will tenders be accepted from or on behalf of) the Holders in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Certain of the information concerning the Company contained in this Offer To Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although the Purchaser is not aware that any such document or record filed since the Closing is materially false or misleading, the Purchaser accepts no responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

     The Purchaser has filed with the Commission a Transaction Statement on
Schedule 13E-3 and a Tender Offers Statement on Schedule 14D-1, together with exhibits in each case, pursuant to Rules 13e-3 and 14d-3, respectively, under the Exchange Act, furnishing certain additional information with respect to the Offers. Such Statements and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the manner set forth under "Additional Information" in this Offer To Purchase (except that they will not be available in the regional offices of the Commission).


                                       MEI HOLDINGS, L.P.


November 14, 1996

                                                                         ANNEX A

                            CERTAIN INFORMATION WITH
                            RESPECT TO THE PURCHASER

     Certain information with respect to each of the general partners of the Purchaser is set forth below. The Purchaser is a Delaware limited partnership that was organized by MEI GenPar, L.P., a Delaware limited partnership ("MEI GP"), HH GenPar Partners, a Texas general partnership ("HH GP"), Hampstead Associates, Inc., a Texas corporation ("Associates"), RAW GenPar, Inc., a Texas corporation ("RAW GP"), InMed, Inc. (d/b/a InCap, Inc.), a Texas corporation ("InMed"), Donald J. McNamara, Robert A. Whitman and Daniel A. Decker (collectively, the "Purchaser Persons").

     The principal business of the Purchaser is to invest in the Company. MEI GP is, and its principal business is to act as, the sole general partner of the Purchaser. HH GP is, and its principal business is to act as, the managing general partner of MEI GP (and various other partnerships). Associates is, and its principal business is to act as, the managing general partner of HH GP. RAW GP and InMed are the only other general partners of HH GP. The principal business of each of RAW GP and InMed is to invest in HH GP. The address of the principal executive office of the Purchaser, MEI GP, HH GP, Associates, RAW GP and InMed is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

     Mr. McNamara is the Chairman, President and a director of Associates. Mr. Whitman is the President, Treasurer and a director of RAW GP. Mr. Decker is the Chairman, President and a director of InMed and the Executive Vice President and Assistant Secretary of Associates. Each of Messrs. McNamara, Whitman and Decker is a United States citizen.

     Each of Donald J. McNamara, Robert A. Whitman and Daniel A. Decker is employed by Hampstead. Mr. McNamara is the Chairman and Co-Chief Executive Officer of Hampstead, Mr. Whitman is the President and Co-Chief Executive Officer of Hampstead and Mr. Decker is an Executive Vice President of Hampstead. Mr. Whitman is also the Chairman of the Board and interim Chief Executive Officer of the Company, and each of Messrs. McNamara, Whitman and Decker, as well as three other Hampstead employees, is a member of the Company Board. The principal business of Hampstead is to provide management services in respect of investments in site-based businesses. The business address of Hampstead and of each such individual is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

     None of the Purchaser Persons and, to their knowledge, none of the other persons identified herein as officers of the Purchaser, MEI GP, HH GP, RAW GP, Associates, InMed and Hampstead has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and Certificates for Shares or Debentures and any other required documents should be sent by each Holder or his broker, dealer, commercial bank, trust company or nominee to the Depositary at the address set forth below:

                              --------------------

                        The Depositary for the Offers is:

                   CONTINENTAL STOCK TRANSFER & TRUST COMPANY

                              --------------------

                           By Mail, Hand or Overnight
                                    Courier:

                   Continental Stock Transfer & Trust Company
                                   2 Broadway
                            New York, New York 10004

                           By Facsimile Transmission:
                                 (212) 509-5150

                  For Information or Confirmation by Telephone:
                                 (212) 509-4000

                              --------------------

Any questions or requests for assistance or additional copies of this Offers to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offers.

                    The Information Agent for the Offers is:

                            MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (call collect)
                                       or
                          Call Toll Free (800) 322-2885